UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

MEDIA PAL HOLDINGS, CORP
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

0000814186
(CUSIP Number)

5505 Mensen Drive, Bakersfield, CA 93313
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0000814186

1. Names of Reporting Persons:
IRS Identification Nos. of above persons (entities only)

Yan Zhang
2. Check the Appropriate Box If a Member of a Group	a. ☐
b. ☐

3. SEC Use Only

4. Source of Funds:

PF
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization:

California
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power
83,200
8. Shared Voting Power

9. Sole Dispositive Power
83,200
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

83,200
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11

25%
14. Type of Reporting Person

IN

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the units of Media Pal Holdings, Corp (the “Issuer’), a Nevada corporation, having its principal business office at 1700 Prospect Street, Sarasota, FL 34239.

Item 2. Identity and Background

(a)	Name: The Statement is being filed by reporting person Yan Zhang.

(b)	Residence/Business Address: Reporting person has its principle address at 5505 Mensen Drive, Bakersfield, CA 93313.

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Reporting person currently is not employed by any company or affiliated to any member group.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

Reporting person has never been convicted in a criminal proceeding in the past five years.

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

Reporting person has never been party to a civil proceeding of a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	Citizenship/Residence Status: U.S. permanent resident

Item 3. Source and Amount of Funds or Other Consideration

Reporting person has voting and investment control over 83,200 common shares (the “Securities”) with personal funds reported as beneficially owned in Item 5.

Item 4. Purpose of Transaction

The reporting person does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the reporting person beneficially owns 83,200 shares of the Common Stock of the Company. Such amount represents 25% of the total of the issued and outstanding shares of the Company’s Common Stock as of the date hereof.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
11/12/2020	432	0.19
11/12/2020	40000	0.028
11/12/2020	15000	0.01745
11/12/2020	3087	0.028
11/12/2020	18145	0.0279
11/12/2020	6536	0.028

(b)	The reporting person holds sole voting and dispositive power over the Securities.

(c)	Other than disclosed above, there were no transactions by the reporting person in the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the reporting person.

(e)	Not applicable

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Materials to Be Filed as Exhibits

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	11/17/2020	By:	/s/ Yan Zhang

		Name:	Yan Zhang

		Title:	Beneficial Owner